UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 17 June 2021
Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements"), shareholders are advised that Gold Fields Limited has awarded on 14 June 2021("the Award Date"), Award effective 14 June 2021, Conditional Matching Shares to directors of major subsidiaries of Gold Fields in accordance with the introduction of the Company's Shareholding Requirements (MSR)as approved at the AGM on 18 May 2016.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a holding period of 6 years based on the following target shareholding:

CEO: Revised from 200% to 300% of Annual Guaranteed Remuneration Package
CFO and other Executives: 100% of Annual Remuneration Package.

Executives may commit in accordance with the MSR through the election period to the determination of cash bonuses, vesting of shares awarded or through personal investment to acquire Gold Fields shares that will be restricted for the holding period and held in Escrow.

Details of the transaction are set out below:

	Rosh Bardien
Nature of transaction	Off market acceptance of shares
Transaction Date	14 June 2021
Class of Security	Ordinary Shares
Number of Shares	4 848
Market Price per Share*	R125.5882
Total Value	R608,851.60
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
	Richard Butcher
Nature of transaction	Off market acceptance of shares
Transaction Date	14 June 2021
Class of Security	Ordinary Shares
Number of Shares	1 086
Market Price per Share*	R125.5882
Total Value	R136,388.79
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial

	Stuart Mathews
Nature of transaction	Off market acceptance of shares
Transaction Date	14 June 2021
Class of Security	Ordinary Shares
Number of Shares	7 232
Market Price per Share*	R125.5882
Total Value	R908,253.86
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial
	Luis Rivera
Nature of transaction	Off market acceptance of shares
Transaction Date	14 June 2021
Class of Security	Ordinary Shares
Number of Shares	27 935
Market Price per Share*	R125.5882
Total Value	R 3,508,306.37
Vesting Period	The shares will be held for the holding period of 6 years
Nature of interest	Direct and Beneficial

The market price is based on the annual vwap used to determine the award, which is a 3 day vwap preceding 1 March 2021.

Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements.

17 June 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 17 June 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer